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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                             TMCI ELECTRONICS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  872 933 10 6
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP No.  872 933 10 6

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1)       Name of Reporting Person:  Rolando Loera
         S.S. or I.R.S. Identification No. of Above Person:


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2)       Check the Appropriate Box if a Member of a Group     (a)[  ]
                                                              (b)[  ]

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3)       SEC Use Only

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4)       Citizenship or Place of Organization:  United States

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5)       Sole Voting Power: 1,067,600

  Number of
  Shares          -------------------------------------------------------------
  Beneficially    6)       Shared Voting Power:
  Owned by
  Each            -------------------------------------------------------------
  Reporting       7)       Sole Dispositive Power: 1,067,600
  Person
  With            -------------------------------------------------------------
                  8)       Shared Dispositive Power:

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   9)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,067,600 shares of Common Stock*

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  10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [  ]

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  11)    Percent of Class Represented by Amount in Row (9):

         24.26% of Common Stock, based on 4,000,871 shares of Common Stock issued and outstanding at January 2, 1998.

* Includes options to purchase 400,000 shares, including 100,000 options granted on January 2, 1998

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  12)    Type of Reporting Person   IN
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ITEM 1(A). NAME OF ISSUER

TMCI Electronics, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

1875 Dobbin Drive, San Jose, CA  95133

ITEM 2(A). NAME OF PERSON FILING

Rolando Loera

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

c/o TMCI Electronics, Inc.
1875 Dobbin Drive, San Jose, CA  95133

ITEM 2(C). CITIZENSHIP

United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES

Common Stock, par value $.001 per share

ITEM 2(E). CUSIP NO.

872 933 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

(a)      [     ] Broker or Dealer registered under Section 15 of the Act

(b)      [     ] Bank as defined in section 3(a)(6) of the Act

(c)      [     ]  Insurance Company as defined in section 3(a)(19) of the Act

(d)      [     ]  Investment Company registered under section 8 of the
                  Investment Company Act

(e)      [     ]  Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940


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(f)      [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(ii)(F)

(g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

(h)      [ ]  Group, in accordance with Rule 13d-1(b)(ii)(H)

ITEM 4.  OWNERSHIP

(a)      Amount Beneficially Owned:

         1,067,600

(b)      Percent of Class:

         24.26%

(c)      Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote   1,067,600

       (ii) shared power to vote or to direct the vote_____________________

       (iii) sole power to dispose or to direct the disposition of   1,067,600

       (iv) shared power to dispose or to direct the disposition of __________

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                Not applicable.


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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                                Not applicable.

ITEM 10. CERTIFICATION

                                Not applicable.


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                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      /s/ ROLANDO LOERA
                                                      Rolando Loera



Dated:  February 13, 1998

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